Eyenovia, Inc.

501 Fifth Avenue, Suite 1404

New York, NY 10017

VIA EDGAR

January 8, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Eyenovia, Inc.
Registration Statement on Form S-1
Filed December 19, 2017
File No. 333-222162

Dear Mr. Gabor:

On behalf of Eyenovia, Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 3, 2018, regarding the Registration Statement on Form S-1 filed with the Commission on December 19, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed December 19, 2017

Results of Operations

Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30,

2016, page 55

1.	We have reviewed your revised disclosures in response to prior comment 3. Please revise to disclose, if true, that you do not track research and development costs by project.

We respectfully advise the Staff that the required disclosure has been included in the Registration Statement in the first paragraph of the section entitled “Research and Development Expenses” on page 55 of the Registration Statement.

Critical Accounting Policies

Stock Based Compensation, page 58

2.	We have reviewed your revised disclosures in response to prior comment 4. In your disclosures, you indicate that you obtained a third-party valuation of your common stock that was done in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation. Please revise to disclose the specific method(s) the third party used to determine the fair value of the company's shares and the nature of the material assumptions involved.

In response to the Staff’s comment, we have revised page 61 of the Registration Statement to include the required disclosure.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Benjamin Reichel, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Tsontcho Ianchulev
Tsontcho Ianchulev